VIA EDGAR

February 7, 2024

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549
Attention: Brian Soares, Christina Chalk

Re:	DISH Network CORP
EchoStar Corporation SC TO-I filed January 16, 2024 File No. 005-46313

Dear Mr. Soares and Ms. Chalk:

On behalf of our client, EchoStar Corporation (“EchoStar”), we are writing in response to your letter dated January 30, 2024 with respect to the Schedule TO-I and Registration Statement on Form S-4 filed by EchoStar on January 16, 2024.

As discussed with the Staff, EchoStar expects that holders of the 0% Convertible Notes due 2025 (the “2025 Notes”) issued by DISH Network Corporation (“DISH Network”) and the 3.375% Convertible Notes due 2026 (the “2026 Notes”) issued by DISH Network will not tender sufficient 2025 Notes or 2026 Notes to satisfy the minimum tender condition with respect to either exchange offer. Because the minimum tender condition will not be satisfied, EchoStar intends to terminate the exchange offers following their expiration on February 9, 2024. Accordingly, EchoStar does not intend to respond to the Staff’s comments in the January 30, 2024 letter or to request acceleration of the effectiveness of the Registration Statement on Form S-4. EchoStar advises the Staff that intends to withdraw the Registration Statement on Form S-4 following the expiration and termination of the exchange offers.

Please contact A.J. Ericksen at 713.496.9688 or aj.ericksen@whitecase.com of White & Case LLP with any questions you may have concerning this letter, or if you require any additional information

Sincerely,

/s/ White & Case LLP

cc:	Dean A. Manson, Chief Legal Officer and Secretary, EchoStar Corporation
Jonathan Michels, Gary Kashar, White & Case LLP